Exhibit 99.1

press release

ArcelorMittal establishes strategic renewable energy partnership with Greenko Group in India

-	Companies to work together to construct 975 MW of nominal solar and wind capacity
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Utilising Greenko’s hydro pump storage project, 250 MW of uninterrupted renewable power will be supplied annually to AM/NS India under 25-year off-take, reducing AM/NS India’s carbon emissions by 1.5 million tonnes per annum

22 March 2022, 08:30 CET

ArcelorMittal (the ‘Company’) today announces it has established a strategic partnership with Greenko Group, India’s leading energy transition company, to develop a ‘round the clock’ renewable energy project with 975 MW of nominal capacity.

The c. $0.6 billion project will combine solar and wind power and be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation.

The project will be owned and funded by ArcelorMittal. Greenko will design, construct and operate the renewable energy facilities in Andhra Pradesh, Southern India. Project commissioning is expected by mid-2024.

ArcelorMittal’s joint venture company in India, ArcelorMittal Nippon Steel India (AM/NS India), will enter into a 25 year off-take agreement with ArcelorMittal to purchase 250 MW of renewable electricity annually from the project. This will result in over 20% of the electricity requirement at AM/NS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5 million tonnes per year.

The project offers AM/NS India the dual benefits of lower electricity costs and lower CO2 emissions, and it also provides an attractive return on investment for ArcelorMittal.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“This is an attractive opportunity for ArcelorMittal. We will be partnering with a highly experienced energy transition company in a project that will enable our joint venture company AM/NS India to reduce both its electricity costs and carbon emissions, as well as providing consistent, guaranteed returns for ArcelorMittal.

“Large amounts of green energy are one of the key foundations for both a net zero economy and a decarbonised steel industry. We are excited about the potential of replicating this model in other regions. It demonstrates how establishing partnerships and collaborating across the supply chain can help us to progress faster towards our decarbonisation targets.”

Commenting on the partnership, Anil Kumar Chalamalasetty, CEO and Managing Director at Greenko said:

“This is a pioneering partnership with the world’s leading steelmaker and we hope it will serve as a blueprint for the adoption of renewable power for large-scale steel manufacturing in India. These efforts will also represent a notable contribution to India’s own commitment to build 500 GW of renewable energy capacity by 2030.”

More details on ArcelorMittal’s climate action ambitions, strategy, technologies and ongoing decarbonisation projects can be found at: https://corporate.arcelormittal.com/climate-action.
ENDS

About ArcelorMittal

ArcelorMittal is the world’s leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

About Greenko Group:

Greenko Group has an installed capacity base of 7.3 GW across solar, wind and hydro generation technologies spread over ~100+ projects across 15 states and delivering 20+ Bn units of renewable energy annually across the country constituting ~1.5-2% of total India electricity needs.

Greenko Group is the world’s largest energy storage company and one of the largest clean energy companies globally. The Group is focused on enabling carbon neutral solutions to achieve net zero goals of corporates and global economies at scale through its intelligent energy platform and green hydrogen production systems. The company has under construction 30 Giga Watt Hours of lowest cost storage capacity as part of its plan in developing energy storage cloud platform of 100 Giga Watt Hours.

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
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E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel:	+44 20 3214 2419
E-mail:	press@arcelormittal.com